SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                Jenna Lane, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   476142 10 4
                                 --------------
                                 (CUSIP Number)

                     Charles Sobel, Executive Vice-President
                                Jenna Lane, Inc.
                            1407 Broadway, Suite 2004
                            New York, New York 10018
                                 (212) 704-0002
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 5, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.........476142 10 4                                  Page 2 of 4 Pages
                 -----------

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         1) Name of Reporting Person........Charles Sobel
            S.S. or I.R.S. Identification No. of Above Person....106-
            50-1613

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         2) Check the Appropriate Box if a Member of a Group (see
                  Instructions)                               (a)......
                                                              (b)......

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         3) SEC Use Only.........................................

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         4) Source of Funds (See Instructions)......(See Item 3)

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         5) Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......X.......

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         6) Citizenship or Place of Organization.........U.S.

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Number of                           (7) Sole Voting Power...........663,666
Shares Bene-                        --------------------------------------------
ficially Owned                      (8) Shared Voting Power...............0
by Each Reporting                   --------------------------------------------
Person With                         (9) Sole Dispositive Power......663,666
                                    --------------------------------------------
                                    (10) Shared Dispositive Power.........0

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         11) Aggregate Amount Beneficially Owned by Each Reporting
         Person.......663,666

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         12) Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions).........

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         13) Percent of Class Represented by Amount in Row 11..14.91%

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         14) Type of Reporting Person (See Instructions).....IN

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No.1 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Jenna Lane, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1407 Broadway, Suite 2004, New York, New York 10018.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Name: Charles Sobel

         (b) Residence or business address: 1407 Broadway, Suite 2004, New York, New York 10018.

         (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Sobel is Executive Vice-President, Co-Chief Executive Officer and a director of the Issuer, whose address is set forth in
Item 2(b) above.

         (d) Involvement in Certain Legal Proceedings.  Not applicable.

         (e) Party to a Civil Proceeding.  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.  NOT APPLICABLE.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction was to comply with and satisfy the terms of the Employment Agreement (as defined in Item 5 herein) entered into by the reporting person and the Issuer. The reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Reporting person owns an aggregate of 663,666 shares of Common Stock, representing 14.91% of the outstanding shares of Common Stock. These share numbers reflect a 10% stock dividend paid in March 1998.

         (b) As to all shares indicated above, reporting person has sole power to vote and to dispose or direct the disposition thereof, except for the Issuer's repurchase obligations with respect to the remaining Performance Shares.

         (c) The Issuer on June 5, 1998 repurchased from the reporting person 160,286 Performance Shares (as defined in the Employment Agreement) of Common Stock, subject to the terms of the Amended and Restated Employment Agreement dated as of January 30, 1997 (the "Employment Agreement"), by and between the Issuer and the reporting person. The Employment Agreement provides that of the Performance Shares issued to the reporting person as of the date of the Employment Agreement, one-half should be repurchased by the Issuer for the par value thereof in the event that the Issuer does not achieve net income before taxes ("Net Income") of at least $2.0 million during the period of April 1, 1997 through March 31, 1998 ("1998 Fiscal Year"), subject to specific limitations described therein. As of the end of the Issuer's 1998 Fiscal Year, the Issuer did not achieve a Net Income of at least $2.0 million and in addition did not achieve an amount over $1.5 million but under $2.0 million, which would trigger the specific limitations described within the Employment Agreement, potentially reducing the amount of shares to be repurchased. Therefore, the Issuer, having achieved under $1.5 million in Net Income, repurchased the shares specified above from the reporting person for an aggregate of $1,602.86 subject to the terms, conditions and limitations provided in the Employment Agreement, in full compliance and satisfaction of the terms thereof in connection with the matters contemplated hereby. Share amounts include shares underlying 36,667 currently exercisable stock options of the Issuer.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reporting person has agreed not to sell or otherwise dispose of any securities of the beneficially owned by him for a period of two years from March 20, 1997. This limitation did not apply to the repurchase of Performance Shares described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.   NOT APPLICABLE.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date:             6/5/98
                                                --------------------------------

                                                         /s/ Charles Sobel
                                                --------------------------------
                                                            CHARLES SOBEL




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